

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2021

Robert Anderson
President and Chief Executive Officer
EARTHSTONE ENERGY INC
1400 Woodloch Forest Dr.
Suite 300
The Woodlands, Texas 77380

       Re: EARTHSTONE ENERGY INC
           Registration Statement on Form S-3
           Filed March 10, 2021
           File No. 333-254099

Dear Mr. Anderson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy (T.J.) Collins, Staff Attorney, at (202) 551-3176 with any questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Energy & Transportation

cc: Adam J. Fogoros